# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: PHIBRO ANIMAL HEALTH CORP-A, CIK 0001069899
CUSIP: 71742Q106
Title of class of securities: COMMON-STOCK
Address of issuer's principal executive offices: Glenpointe Centre East, 3rd Floor, 300 Frank W. Burr Boulevard, Suite 21, Teaneck, New Jersey (NJ), 07666
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000312069-26-000018
Filed by CIK 0000312069

## Reporting persons
- Barclays PLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: United Kingdom (X0); sole voting power 263,695; shared voting power 0; sole dispositive power 263,695; shared dispositive power 0; aggregate amount beneficially owned 263,695 (1.27% of the class)

## Item 1. Issuer
Name of issuer: PHIBRO ANIMAL HEALTH CORP-A
Address of issuer's principal executive offices: Glenpointe Centre East, 3rd Floor

## Item 2. Person Filing
Name of person filing: Barclays PLC
Address of principal business office or, if none, residence: 1 Churchill Place, London - E14 5HP
Citizenship: X0

## Item 4. Ownership
Amount beneficially owned: 263695
Percent of class: 1.27
Sole power to vote or to direct the vote: 263695
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 263695
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Barclays Bank PLC, Barclays Capital Inc, Barclays Capital Securities Ltd

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11

## Signatures
- Barclays PLC: Ramya Rao, Director (05/14/2026)